AiAdvertising, Inc.

321 Sixth Street

San Antonio, TX 78215

September 7, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	AiAdvertising, Inc.
Registration Statement on Form S-1
Filed August 31, 2022
File No. 333-267185

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AiAdvertising, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, September 9, 2022, or as soon as practicable thereafter.

Very truly yours,

AiAdvertising, Inc.

By:	/s/ Gerard Hug
Gerard Hug
Chief Executive Officer